SUB-ITEM 77Q(a) - COPIES OF ANY MATERIAL AMENDMENTS TO THE REGISTRANT'S CHARTER OR BY-LAWS




Federated Premier Intermediate Municipal Income Fund

Amendment #1
to the By-Laws

Effective August 25, 2003

Insert the following into Article V, Officers:

Section 12. Chief Legal Officer. The Chief Legal Officer shall serve as Chief Legal Officer for the Trust, solely for purposes of complying with the attorney conduct rules ("Attorney Conduct Rules") enacted by the Securities Exchange Commission pursuant to Section 307 of the Sarbanes-Oxley Act of
2002 (the "Act"). The Chief Legal Officer shall have the authority to exercise all powers permitted to be exercised by a chief legal officer pursuant to Section 307 of the Act. The Chief Legal Officer, in his sole discretion, may delegate his responsibilities as Chief Legal Officer under the Attorney Conduct Rules to another attorney or firm of attorneys.